# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 08/21/2025
Amends the filing with accession number 0001104659-25-034310
Filed by CIK 0001940272
Persons authorized to receive notices and communications: Daniel Schneeberger, 3503 Wild Cherry Drive, Building 9, Austin, Texas (TX), 78738, (512) 254-3790

## Reporting persons
- ADAR1 Capital Management, LLC (CIK 0001940272): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,389,264; shared voting power 0; sole dispositive power 5,389,264; shared dispositive power 0; aggregate amount beneficially owned 5,389,264 (13.27% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,391,237 shares of Common Stock held by ADAR1 Partners, LP, (ii) 743,358 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of August 21, 2025. As the investment manager of ADAR1 Partners, LP and ADAR1 SPV I, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, ADAR1 SPV I, LP and Spearhead Insurance Solutions IDF, LLC. Amounts reported do not include shares underlying certain swap arrangements as disclosed in the Schedule 13D.
  
  The percentage in box 13 is based on 40,615,414 shares of Common Stock of the Issuer outstanding as of July 31, 2025, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 6, 2025.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,645,906; shared voting power 0; sole dispositive power 4,645,906; shared dispositive power 0; aggregate amount beneficially owned 4,645,906 (11.44% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,391,237 shares of Common Stock held by ADAR1 Partners, LP and (ii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of August 21, 2025. As the general partner of ADAR1 Partners, LP and ADAR1 SPV I, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain swap arrangements as disclosed in the Schedule 13D.
  
  The percentage in box 13 is based on 40,615,414 shares of Common Stock of the Issuer outstanding as of July 31, 2025, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 6, 2025.
- Daniel Schneeberger: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 5,389,264; shared voting power 0; sole dispositive power 5,389,264; shared dispositive power 0; aggregate amount beneficially owned 5,389,264 (13.27% of the class); the aggregate amount excludes certain shares
  Comment: The amounts reported in boxes 7, 9 and 11 include (i) 4,391,237 shares of Common Stock held by ADAR1 Partners, LP, (ii) 743,358 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 254,669 shares of Common Stock held by ADAR1 SPV I, LP as of August 21, 2025. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP, Spearhead Insurance Solutions IDF, LLC, and ADAR1 SPV I, LP. Amounts reported do not include shares underlying certain swap arrangements as disclosed in the Schedule 13D.
  
  The percentage in box 13 is based on 40,615,414 shares of Common Stock of the Issuer outstanding as of July 31, 2025, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 Waltham Street, Suite 302, Lexington, Massachusetts (MA), 02421
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on April 11, 2025 (as amended from time to time, the "Schedule 13D"). Except as otherwise stated, the Schedule 13D remains unchanged. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 21, 2025, ADAR1 Capital Management issued a press release (the "August 21 Press Release"), including an open letter, expressing its disappointment with the Board's refusal to engage with ADAR1 Capital Management on the Issuer's strategy, capital allocation priorities and Board refreshment, and stating that it will seek to elect new directors at the next annual meeting of the Issuer's stockholders should the Board continue to refuse ADAR1 Capital Management's invitation to engage.

The foregoing description of the August 21 Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the August 21 Press Release, which is attached hereto as Exhibit H and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Amendment No. 4 is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Amendment No. 4 is incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons no longer hold the Long Puts and Short Puts previously reported in the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit H: August 21 Press Release

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/21/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/21/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger (08/21/2025)